Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Ms Kate Tillan
Assistant Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

May 27, 2010

Dear Ms Tillan

Smith & Nephew plc
Comment Letter Dated May 6, 2010
Form 20-F for the fiscal year ended December 31, 2009
Filed March 26, 2010
File No. 001-14978

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 6, 2010 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”).  The “Group” refers to the Company and its consolidated subsidiaries.

For your convenience, we have duplicated the comments set forth in the Comment Letter in italics and have provided responses to each of the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter.

Business Overview, page 26
2009 Year, page 30
Cost of Goods Sold, page 32

1.
We note from page 105 that you recognized $92 million and $69 million of inventory write downs from excess and obsolete inventory for fiscal 2009 and 2008, respectively.  Please revise future filings to quantify the effects of the inventory charges on cost of sales.  Additionally, when material, please quantify the impact that sales of inventory written-down had on margins.

The Group respectfully acknowledges the comments of the Staff and responds as follows.  For increased clarity, the Group will revise future filings of its 20-F to quantify the effects of the inventory charges on cost of sales.  Additionally, when material, the Group will quantify the impact that inventory written-down had on margins.

The group proposes the following disclosure in future filings of its 20-F:

“During 201X, $X million (201Y – Comparative) was recognised as an expense within cost of goods sold resulting from the write-down of excess and obsolete inventory.  In addition, sales totaling $X million (201Y – Comparative) were recorded in the year relating to inventory that had been previously written-off.”

Group Income Statement, page 82

2.	Since you classified expenses by function in your consolidated income statement, please explain to us how you considered the additional disclosures required under paragraphs 104-105 of IAS 1.

The Group respectfully acknowledges the comments of the Staff and responds as follows.  Paragraph 104 of IAS 1 requires an entity classifying expenses by function to disclose additional information on the nature of expenses, including depreciation and amortisation expense and employee benefits expense.  Disclosure of depreciation and amortisation expense is set out on page 97.

In accordance with paragraph 105 of IAS1, the Group includes all employee benefits as defined in IAS 19 in its determination of employee benefits expense.  All wages and salaries, social security costs, pensions costs (which includes retirement healthcare) and share based payment expenses are therefore included in the additional disclosures in the notes.  This information individually and in total is set out in the disclosure on page 97.

Note 2(a), Accounting Policies, page 86

Consolidation, page 85

3.
We note that you consolidate subsidiaries on the date that you obtain control of your subsidiaries.  Please tell us the critical/indicators that you utilize to determine when you obtain control.  Refer to guidance in paragraph 13 of IAS 27.

The Group respectfully acknowledges the comments of the Staff and responds as follows.  In determining whether control exists, we have given consideration to the Group’s ability to govern the financial and operating policies, our ability to appoint or remove the majority of board directors and our power to cast the majority of votes at board of directors meetings.

For increased clarity, the Group will update its accounting policy in future filings of the 20-F.  The proposed wording is as follows:

“A subsidiary is an entity controlled by the Group.  Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting right. Subsidiaries are consolidated in the Group accounts from the date that the Group obtains control, and continue to be consolidated until the date that such control ceases.  Intercompany transactions, balances and unrealised gains and losses on transactions between group companies are eliminated on consolidation.”

Property, Plant and Equipment, page 88

4.	Please tell us if you review the residual value and the useful life of these assets at least at your fiscal year end. Refer to guidance in paragraph 51 of IAS 16.

The Group respectfully acknowledges the comments of the Staff and responds as follows.  In accordance with the requirements of IAS 16, paragraph 51, the Group reviews the economic life and residual value of Property, Plant & Equipment at least at each fiscal year-end.  If current expectations differ from previous estimates, depreciation rates are changed prospectively to write-down the asset over the revised useful life or to its revised residual value.

For increased clarity, the Group will update the accounting policy in future filings of its 20-F.  The proposed wording is as follows:

“Plant and equipment is depreciated over lives ranging between three and 20 years by equal annual instalments to write down the assets to their estimated residual value at the end of their working lives.  Assets in course of construction are not depreciated until they are brought into use.

The useful lives and residual values of all property, plant and equipment are reviewed each financial year-end, and where adjustments are required, these are made prospectively.”

Note 3(b), page 96

5.
We note that you present $1.1 billion of capital expenditures by geographic location for fiscal 2007.  We further note from your 2008 Form 20-F that you presented $218 million of capital expenditures by geographic location for fiscal 2007.  Please reconcile the amounts reported here and within your 2008 Form 20-F.

The Group respectfully acknowledges the comments of the Staff and responds as follows.

Reconciliation between the amount previously reported and the current disclosure is as follows:

	2008	2007
	$ million	$ million
Capital expenditure as previously disclosed	292	218
Acquisitions – Associates	-	10
Acquisitions – Goodwill	-	532
Acquisitions – Intangibles	1	239
Acquisitions – Property, plant and equipment	-	78
Capital expenditure as currently reported	293	1,077

The note disclosing capital additions by geographic region in the 2008 Form 20-F was required under paragraph 69 of IAS 14.  In 2009, the Group adopted IFRS 8 which became effective for periods beginning on or after 1 January 2009.  IFRS 8 no longer requires companies to disclose capital expenditure by geographic region, requiring only an analysis of segment revenue and segment non-current assets. However, the Group decided to provide information on capital expenditure by geographic area on a voluntary basis to provide useful information to users of the accounts.  In doing so, the amounts disclosed were measured in the same way as the analysis provided by operating segment in note 3(a), as required by paragraph 24(b) of IFRS 8.

IFRS 8, paragraph 24(b) requires disclosure, for each reportable segment, of the amounts of additions to non-current assets other than financial instruments, deferred tax assets, post employment benefits and rights arising under insurance contracts.  Under IAS 14, this was limited to capital additions.

Paragraph 36 of IFRS 8 requires segment information for prior years, which are reported as comparative information for the initial year of application, to be amended to conform to the requirements of IFRS 8.

The amounts included in the above reconciliation are also disclosed in note 3(a) set out on page 94.

Note 14, page 102

6.
We note that you recognized $25 million of impairment charges during fiscal 2009 related to your intangible assets arising from the acquisition of Osteobiologics Inc. and your pain management business.  Please explain to us the events and circumstances that led to the recognition of the impairment for these intangible assets.  Refer to the guidance in paragraph 130 of IAS 36.

The Group respectfully acknowledges the comments of the Staff and responds as follows.

Impairment of assets arising from the acquisition of Osteobiologics Inc.

The Osteobiologics business was acquired by the Group in 2006.  A number of intangible assets were identified including “In Process R&D”.  Since acquisition, the regulatory pathway has proved more challenging and protracted than expected.  During Quarter 4 2009, the Group received correspondence from the US regulatory authorities which significantly increased the level of uncertainty, expected cost and timeline to achieve a commercially viable product.  Consequently, the Group undertook an impairment review of the intangible asset using value in use as the basis for determining the recoverable amount.  As the Group is not currently committed to any further investment in this asset, it has been written down to its recoverable amount of $nil in Quarter 4 of 2009.

Impairment of assets arising from the pain management business

The Group holds an exclusive license to sell a pain management related product.  The Company began selling this product shortly after receiving regulatory approval in September 2009.  However, in Quarter 4, sales levels were significantly lower than projected which the Group assessed as a strong indicator of impairment.  The group calculated the recoverable amount based on value in use, using a discount rate of 11%.  This resulted in an impairment of $12 million in Quarter 4 2009.

The Group will continue to asses the quantum of impairments, both individually and in aggregate, and in light of this assessment will provide the appropriate level of disclosure in accordance with paragraph 130 of IAS 36.

Note 23, page 114

7.
We note your disclosure related to onerous leases.  Please revise future filings to explain how you determine the amount to recognize as a provision for onerous contracts and how you considered the guidance in paragraphs 66-69 of IAS 37.  Provide us with a sample of your proposed disclosure.

The Group respectfully acknowledges the comments of the Staff and responds as follows.  For improved clarity, in future filings of the 20-F the Group proposes to update the disclosure within the Contingencies and Provision section of its Accounting Policies as follows:

“A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.  For the purposes of calculating any onerous lease provision, the Group has taken the discounted future lease payments, net of expected rental income.  Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.”

In addition at the Staff’s request, the Company understands that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

(iii)	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours sincerely,

/s/ Neil Taylor
Neil Taylor
Group Financial Controller

Registered No. 324357 in England and Wales at 15 Adam Street, London WC2N 6LA, England.